

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 30, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Donald E. Vandenberg
Chief Executive Officer and Director
Sonterra Resources, Inc.
523 North Sam Houston Parkway East, Suite 1220
Houston, Texas 77060

> **Re:** **Sonterra Resources, Inc.**
> **Preliminary Revised Information Statement on Schedule 14C**
> **Filed December 16, 2008**
> **File No. 0-29463**

Dear Mr. Vandenberg:

We have reviewed your response letter and the filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Authorize 50,000,000 Shares of Blank Check Preferred Stock, page 5</u>

1. We note that you have incorporated by reference the information required by Item 13 of Schedule 14A. Please confirm to us in writing that you will comply with Item 13(b)(2) of Schedule 14A, which requires you to deliver your annual report or a previously-filed statement or report with the required Item 13 disclosure to recipients of the information statement.

Election of Directors, page 6

2.   We reissue prior comment 4 in part. Please provide both the <u>month</u> and the year indicating precisely when each assignment began and ended for each of your director nominees, and ensure that the entire five year period is covered without any gaps or ambiguities as to time or positions held.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Madison at (202) 551-3296 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
J. Madison

via facsimile
Owen Naccarato
(949) 851-9262